August 14, 2012
via Edgar
Mr. Eric Atallah, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
RE:    STERIS Corporation (“STERIS” or “Company”)
Form 10-K for the year ended March 31, 2012 (Filed May 29, 2012)
File No. 1-14643
Dear Mr. Atallah:
This letter is being filed in response to the comment received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2012 with respect to the Company's Form 10-K for the year ended March 31, 2012 filed with the SEC on May 29, 2012.
The numbered paragraph and headings below correspond to the headings set forth in the Comment Letter. The Staff's comment is set forth in bold type, followed by the Company's response to the comment.
In connection with responding to your comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Year Ended March 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
Critical Accounting Policies, Estimates and Assumptions, page 45
SYSTEM 1 Rebate Program, page 48
1.We note that based on your actual experience to date, you revised your estimate of eligible customers that would participate in the Rebate Program. Please provide more details regarding how you determined your 83% rebate participation rate, including any significant assumptions and uncertainties. Revise future filings as necessary.
Response: In April 2010 we reached agreement with the FDA on the terms of a consent decree (“Consent Decree”). On April 19, 2010, a Complaint and Consent Decree were filed in the U.S. District Court for the Northern District of Ohio, and on April 20, 2010, the Court approved the Consent Decree. In general, the Consent Decree addresses regulatory matters regarding SYSTEM 1, restricts further sales of SYSTEM 1 processors in the U.S., defines certain documentation and other requirements for continued service and support of SYSTEM 1 in the U.S., prohibits the sale of liquid chemical sterilization or disinfection products in the U.S. that do not have FDA clearance, describes various process and compliance matters, and defines penalties in the event of violation of the Consent Decree.

 The Consent Decree also provides that we may continue to support our Customers' use of SYSTEM 1 in the U.S., including the sale of consumables, parts and accessories and service for a transition period, not to extend beyond August 2, 2011, subject to compliance with requirements for documentation of the Customer's need for continued support and other conditions and limitations (the “Transition Plan”). This transition period has since been extended by the FDA until August 2, 2012. Our Transition Plan includes the “SYSTEM 1 Rebate Program” (the “Rebate Program”). In April 2010, we began to offer rebates to qualifying Customers. Generally, U.S. Customers that purchased SYSTEM 1 processors directly from us or who were users of SYSTEM 1 at the time the Rebate Program was introduced and who return their units have the option of either a pro-rated cash rebate or rebate toward the future purchase of new STERIS capital equipment (including SYSTEM 1E, our recently cleared device designed to replace SYSTEM 1 in most applications) or consumable products. In addition, we provide credits for the return of SYSTEM 1 consumables in unbroken packaging and within shelf life and for the unused portion of SYSTEM 1 service contracts.
At the inception of the Rebate Program, we estimated the number of SYSTEM 1 units held by Customers eligible for rebates based on historical sales and service records of 20,134 units. SYSTEM 1 units that were identified as active in sales or service records were utilized in the initial accounting estimate. Eligible Customers may elect not to participate in the Rebate Program for various reasons including if the unit is no longer in their possession because it was traded in to a competitor of the Company or was previously disposed of by the Customer. As of March 31, 2012, not all Customers had communicated their decisions regarding the Rebate Program to the Company. Throughout the Rebate Program period, the disposition of units has been monitored. In addition, data available from other documented Customer interactions was utilized to update our estimate of the expected participation level. In general, if more or fewer Customers present their SYSTEM 1 units for rebate, the total cost of the Rebate Program will either increase or decrease, respectively, from our recorded estimate. In summary, the revised March 31, 2012 estimate of 83% or 16,771 units is comprised of:

Basis for inclusion in estimate:	# of SYSTEM 1 Units	% of original estimated units
Units rebated through March 31, 2012 (committed or settled) (1)	11,702	58%
Projected based on Customer interactions (2)	2,907	14%
Projected based upon experience through March 31, 2012 (3)	2,162	11%
	16,771	83%
(1)The number of units associated with Customer rebate elections from inception of the Rebate Program through March 31, 2012. This includes both Customer rebates settled and rebates committed but not settled as of March 31, 2012.
(2)Information available from documented Customer interactions through March 31, 2012 indicates that participation is likely. Customer interactions include a) the submission by the Customer of a "Certificate of Transition" which enabled STERIS to continue to provide support under the Transition Plan or b) a response of "will return for rebate" or "undecided" was documented, when surveyed regarding plans for rebate usage. Given the continued use of the SYSTEM 1 processor or continued discussion and/or indecision regarding rebate usage, it was assumed that these units would be turned in for rebates during the remainder of the Rebate Program.
(3)Approximately 5,500 units remain from the original population after consideration of the two categories above. Documented Customer interactions indicated that some of these units would not be returned for rebate and therefore these units were removed from the revised estimate. The rest of the Customers did not continue to require support for their SYSTEM 1 units under the Transition Plan and had not communicated their intentions with regard to utilization of the Rebate Program as of March 31, 2012. Based on experience from the inception of the Rebate Program through March 31, 2012 and projections, we project that another 2,162 of the units will be returned.

Please again refer to the introduction to this response and contact me with any further questions or comments.
STERIS Corporation
/s/ Michael J. Tokich
Senior Vice President and Chief Financial Officer